Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

($000s)

(Dollars in Millions)	Q1 2018	2017	2016	2015	2014	2013
Earnings
Income before income taxes, including non- recurring items	$ 97	$ 1,117	$ 875	$ 1,057	$ 1,349	$ 1,404
Fixed charges	114	469	484	512	524	517
Less: Interest capitalized during period	-	(1)	(1)	-	(2)	(1)
	$ 211	$ 1,585	$ 1,358	$ 1,569	$ 1,871	$ 1,920
Fixed Charges
Interest (expensed or capitalized)	$ 73	$ 306	$ 309	$ 329	$ 342	$ 339
Portion of rent expense representative of interest	40	161	173	181	180	176
Amortization of deferred financing fees	1	2	2	2	2	2
	$ 114	$ 469	$ 484	$ 512	$ 524	$ 517
Ratio of earnings to fixed charges	1.9	3.4	2.8	3.1	3.6	3.7